Thomas R. Hiller
(617) 951-7439
Thomas.hiller@ropesgray.com

September 25, 2012

VIA EMAIL

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. Houghton R. Hallock

Re:	GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On August 29, 2012, Houghton Hallock (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Laurel C. Neale and R. Brent Bates, Jr. of Ropes & Gray LLP (“R&G”), counsel to the Registrant, regarding Post-Effective Amendment No. 162 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 204 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 162/204”). On September 19, 2012, the Staff Reviewer provided further feedback and comments to Thomas R. Hiller of R&G.

The Staff Reviewer requested that the Registrant respond to the Staff’s two comments via email correspondence prior to Amendment No. 162/204’s effective date of September 25, 2012. The Staff Reviewer requested that the Registrant respond to any remaining comments supplementally via EDGAR correspondence in connection with the Registrant’s next filing of an amendment to its Registration Statement with respect to the Fund. Accordingly, responses to the Staff Reviewer’s two initial comments on Amendment No. 162/204 are set forth below.

Rule 35d-1 Name Policy

1. Please explain why the Registrant believes that the GMO Options Fund (the “Fund”) is not required to adopt an 80% investment policy in accordance with Rule 35d-1 (a “Name Policy”) relating to its investments in options.

Securities and Exchange Commission	- 2 -	September 25, 2012

Response: The Registrant will change the Fund’s name to the GMO Risk Premium Fund.

Use of Leverage

2. Please indicate whether the Fund expects to be leveraged as a result of its options positions (i.e., have economic exposure in excess of its net assets).

Response: No, the Fund does not expect to be leveraged. The Fund expects that its options positions will be fully collateralized, which means that the Fund plans to hold sufficient assets to cover the maximum possible loss that the Fund might sustain upon the assignment or exercise of an option written by the Fund. Put differently, the Fund expects to maintain liquid assets equal to the full notional amount of its options positions at the time it enters into such positions. Of course, there are circumstances under which the Fund could have investment exposures in excess of its net assets. For example, if the Fund receives a redemption request and is unable to close out an option it had sold, the Fund may temporarily have investment exposures in excess of its net assets (i.e., the Fund would be leveraged).

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We would be pleased to discuss either of these items further with you.

Very truly yours,

/s/ Thomas R. Hiller

Thomas R. Hiller

cc:	Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Elizabeth R. Reza, Esq., Ropes & Gray LLP
Laurel Neale, Esq., Ropes & Gray LLP